FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date December 28, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  December 28, 2006

NEWS RELEASE 06-31

For Further Information Contact:  Jean Pierre Jutras at 1-403-269-6753

    Web:  www.tylerresources.com

Independent Mining Consultants, Inc. to begin Scoping Work at Bahuerachi

Tyler Resources Inc. is pleased to announce that it has retained Independent Mining Consultants, Inc, (“IMC”) of Tucson, Arizona to begin scoping work for its rapidly advancing Bahuerachi bulk tonnage copper-moly-silver-zinc-gold deposit located in Chihuahua State, Mexico.

IMC has been selected by Tyler Resources due to its wide range of experience in mining environments similar to Bahuerahi and its track record in assisting Companies of all sizes to evaluate deposits and mine plans to maximize returns.  Some of the latest projects and clients where IMC played a key role include the Grasberg mine (P.T. Freeport Indonesia), the Bingham Copper porphyry-skarn hosted mineralization (Kennecott Utah Copper Co) and the Toromocho advanced stage project (Peru Copper Inc.).  In Mexico, IMC has played key roles in the evaluation, scoping and mine plans for the Terrazas advanced project (Constellation Copper Corp.) and Fronterra Copper’s Piedras Verdes copper mine, which was commissioned and built in 2006.  The Company is confident that IMC has the relevant experience and working knowledge of the current Mexican operating cost environment to assist Tyler in developing a solid strategy in its ongoing evaluation of the Bahuerachi project.

Block model data for the Bahuerachi deposit, metallurgical and survey data have been delivered to IMC who have begun the pre-scoping phase of work. This work will evaluate a large number of capital and operating cost requirements for a number of different potential operating plans at Bahuerachi, from a skarn based high-grade starter operation to a large bulk tonnage porphyry based operation with the possibility of a low-cost copper leach and SX-EW style operation.  As the data is compiled and analyzed, Tyler will focus the pre-scoping into a full blown scoping study on the mine and development plans that will result in maximized value for development at Bahuerachi.  The pre-scoping study is currently expected to lead to final scoping plans by March 2007.

ABOUT TYLER

Tyler Resources is a Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest known mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program extending into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.